                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1

                        HALLMARK FINANCIAL SERVICES, INC.
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                                (Name of issuer)

                SHARES OF COMMON STOCK, PAR VALUE $0.03 PER SHARE
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                         (Title of class of securities)

                                    40624Q104
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 16, 2001
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             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

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CUSIP No. 40624Q104                  13D                Page 2 of 6 pages
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================================================================================
       1       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   NEWCASTLE PARTNERS, L.P.
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       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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       3       SEC USE ONLY
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       4       SOURCE OF FUNDS*
                     WC
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       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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       6       CITIZENSHIP OR PLACE OR ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   5,284,001
OWNED BY EACH
   REPORTING
  PERSON WITH  -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                5,284,001
               -----------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
       11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     5,284,001
--------------------------------------------------------------------------------
       12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
       13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     47.8%
--------------------------------------------------------------------------------
       14      TYPE OF REPORTING PERSON*

                     PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 40624Q104                  13D                Page 3 of 6 pages
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================================================================================
       1       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   MARK E. SCHWARZ
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       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
       3       SEC USE ONLY
--------------------------------------------------------------------------------
       4       SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF     7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   5,284,001
OWNED BY EACH
   REPORTING
 PERSON WITH   -----------------------------------------------------------------
                8         SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                9         SOLE DISPOSITIVE POWER

                                5,284,001
               -----------------------------------------------------------------
               10         SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     5,284,001
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     47.8%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 40624Q104                  13D                Page 4 of 6 pages
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            The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

            Item 2 is hereby amended and restated as follows:

Item 2.          Identity and Background.
                 -----------------------

                 Newcastle   Partners,   L.P.,  a  Texas   limited   partnership
("Newcastle"),  is an  investment  partnership  and is located  at 200  Crescent
Court, Suite 670, Dallas, Texas 75201. Mark E. Schwarz is the general partner of
Newcastle.  The principal occupation of Mr. Schwarz is investment management and he is a United States citizen.  Mr.  Schwarz's  business address is 200 Crescent
Court,  Suite 670, Dallas,  Texas 75201.  Neither  Newcastle nor Mr. Schwarz has
been  convicted  in a criminal  proceeding  during the last five years.  Neither
Newcastle  nor Mr.  Schwarz  is and  during the past five years was a party to a civil proceeding of a judicial or administrative body of competent  jurisdiction and,  as a result  thereof,  subject  to any  judgment,  decree  or final  order enjoining future violations of, or prohibiting or mandating  activities  subject to,  federal or state  securities  laws or finding any violation with respect to such laws.

            Item 3 is hereby amended and restated as follows:

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

                 As of November 16, 2001,  Newcastle had invested  $2,063,134.48 in shares of Common Stock.  The above amount includes any brokerage  commissions incurred in the  investments.  The source of these funds was the working capital of Newcastle.

            Item 4 is hereby amended to add the following:

                 Mark Schwarz was  appointed  Chairman of the Board of Directors of the Issuer in September 2001. In addition to the actions previously set forth in this Item 4, Mr.  Schwarz may take or  recommend to the Board of Directors of the Issuer and its  stockholders  any actions he deems necessary and in the best interests of the Issuer and its  stockholders in his capacity as Chairman of the
Board of Directors  with respect to the Issuer's  affairs and  operations.  Such actions may include  recommendations for any of the items set forth in Item 4 of
Schedule 13D.

            Item 5 is hereby amended and restated as follows:

Item 5.          Interest in Securities of the Issuer.
                 ------------------------------------

                 (a)  As  of  November  16,  2001,  Newcastle  and  Mr.  Schwarz
beneficially  owned  5,284,001  shares  of  Common  Stock of the  Issuer,  which represents 47.8% of the Issuer's  outstanding shares of Common Stock, which such percentage was  calculated by dividing (i) the 5,284,001  shares of Common Stock owned by Newcastle by (ii) 11,049,133  shares of Common Stock  outstanding as of

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CUSIP No. 40624Q104                  13D                Page 5 of 6 pages
---------------------------                          ---------------------------

November  10, 2001 based upon the Issuer's  Quarterly  Report on Form 10-QSB for the fiscal quarter ended September 30, 2001.

                 (b) Newcastle and Mr. Schwarz,  its general  partner,  have the sole power to vote and dispose of the shares of Common Stock held by Newcastle.

                 The  filing  of this  statement  on  Schedule  13D shall not be construed as an admission  that Mr. Schwarz is for the purposes of Section 13(d)
or 13(g) of the  Securities  Exchange Act of 1934,  as amended,  the  beneficial owner of any of the  5,284,001  shares  of  Common  Stock  owned  by  Newcastle.
Pursuant to Rule 13d-4, Mr. Schwarz disclaims all such beneficial ownership.

                 (c) The  transactions  in the Issuer's  securities by Newcastle during the last sixty days are as follows:

   Transaction Date             Buy/Sell       Quantity (Shares)    Price per Share ($)
   ----------------             --------       -----------------    -------------------
        08/16/01                  Buy                 38,100                .4917

        11/16/01                  Buy              3,537,000                .3506

                 (d) Not applicable.

                 (e) Not applicable.

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CUSIP No. 40624Q104                  13D                Page 6 of 6 pages
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                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, the  undersigned  certifies that the  information set forth in this statement is true, complete and correct.

Dated:  November 16, 2001                NEWCASTLE PARTNERS, L.P.

                                         By: /s/ Mark E. Schwarz
                                             ------------------------------
                                             Mark E. Schwarz, General Partner

                                         /s/ Mark E. Schwarz
                                         ---------------------------------
                                         Mark E. Schwarz